FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June, 2006

Commission File Number: 001-12518

Banco Santander Central Hispano, S.A.
(Translation of registrant’s name into English)

Plaza de Canalejas, 1
28014 Madrid, Spain
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Banco Santander Central Hispano, S.A.

TABLE OF CONTENTS

Item

1	Press Release dated June 1, 2006, entitled, “Santander Completes the Acquisition of 19.8% of Sovereign Bancorp.”

Item 1

Press Release

SANTANDER COMPLETES THE ACQUISITION
OF 19.8% OF SOVEREIGN BANCORP

Santander has acquired 19.8% of Sovereign for a total investment of $2.395 billion.

The investment is expected to have a positive impact on earnings per share from its inception and will be accounted for by the equity method.

Madrid, June 1, 2006 - Grupo Santander has completed the acquisition of 19.8% in Sovereign Bancorp. as provided for in the investment agreement announced in October 2005, having obtained the necessary approval from the relevant regulatory and supervisory agencies.

Under the agreement, Santander has subscribed to a capital increase by Sovereign of $1.931 billion and has bought $464 million in Treasury Stock, at a price of $27 a share in both cases, resulting in a total investment of $2.395 billion (about EUR 1.860 billion), and generating goodwill of $703 million. Sovereign will use the funds from these purchases, together with the proceeds of the placement of preferred shares and other funds, to acquire 100% of Independence Community Bank Corp. (ICBC) of New York for $3.596 billion. As is provided for in the agreement, Santander expects to increase its interest in Sovereign to 24.99% through open market purchases.

“We are very pleased to complete this investment within the announced timetable,” said Juan Rodríguez Inciarte, Executive Vice President of Santander. “Sovereign has created an excellent regional banking franchise in the U.S. Northeast while also generating value for its shareholders. We believe Santander’s investment and the acquisition of Independence Community will contribute to continuing this long-term creation of value, for Sovereign as well as for Santander shareholders, employees and customers.”

The agreement also stipulates that, with certain exceptions, for five years from the initial investment, Santander will not raise its stake above 24.99% nor sell it to third parties. Two years from the initial investment, Santander can offer to acquire 100% of Sovereign, according to a procedure set forth in the agreement, or maintain its stake. After five years, Santander may divest the stake. Under the agreement, Santander’s voting rights in Sovereign will be limited to 19.99%, unless Santander acquires 100% of Sovereign or Sovereign’s non-Santander shareholders vote to allow Santander to vote all of its shares.

Santander will account for its stake in Sovereign through the equity accounting method. The investment is expected to have a positive effect on earnings per share from its inception.

As part of this agreement, Sovereign will name Emilio Botín, Chairman of Santander, and Juan Rodríguez Inciarte, Executive Vice President, as members of its Board of Directors. Santander has proposed to its Annual General Meeting, scheduled for June 17th, 2006, the appointment of Jay Sidhu, Chief Executive of Sovereign, as a member of the Santander Board of Directors.

Santander (SAN.MC, STD.N) is the largest bank in the euro zone and the fourth largest in Europe by market capitalization. Founded in 1857, Santander has EUR 809 billion in assets and EUR 961 billion in managed funds, more than 66 million customers, 129,000 employees, and 10,200 offices in 40 countries. It is the largest financial group in Spain and Latin America, and has significant market positions elsewhere in Europe, including the United Kingdom through its Abbey subsidiary and Portugal, where it is the third largest bank. Through Santander Consumer Finance, it also operates a leading consumer finance franchise in Germany, Italy, Spain and nine other European countries. In 2005, Santander recorded EUR 6.22 billion in net profit, up 72.5% from the previous year. For more information on Santander, visit www.gruposantander.com.

Sovereign Bancorp, Inc., ("Sovereign") (NYSE: SOV), is the parent company of Sovereign Bank, a pro forma $83 billion financial institution with nearly 800 community banking offices, over 2,000 ATMs and approximately 12,000 team members with principal markets in the Northeast United States after giving effect to the Independence acquisition and recently announced branding agreement in which Sovereign ATMs will be placed in CVS/pharmacy locations. Sovereign offers a broad array of financial services and products including retail banking, business and corporate banking, cash management, capital markets, wealth management and insurance. Sovereign is the 18th largest banking institution in the United States. For more information on Sovereign Bank, visit <http://www.sovereignbank.com> or call 1-877-SOV-BANK.

2

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander Central Hispano, S.A.

Date: June 1, 2006	By:	/s/ José Antonio Alvarez
		Name:	José Antonio Alvarez
		Title:	Executive Vice President